File No. 812-[XX]

                            UNITED STATES OF AMERICA

                                   BEFORE THE

                       SECURITIES AND EXCHANGE COMMISSION

APPLICATION PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT"), FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(C) AND 18(I) THEREUNDER AND PURSUANT TO SECTIONS 6(C) AND 23(C) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23C-3 THEREUNDER AND PURSUANT TO SECTION 17(D) OF THE ACT AND RULE 17D-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

                     _____________________________________

                               In the Matter of:
                     Winton Diversified Opportunities Fund
                             Winton Capital US LLC

                     _____________________________________

                 PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

                               Sean Graber, Esq.
                          Morgan, Lewis & Bockius LLP
                               1701 Market Street
                        Philadelphia, Pennsylvania 19103

                                WITH A COPY TO:

                                Michael Beattie
                              c/o SEI Corporation
                            One Freedom Valley Drive
                            Oaks, Pennsylvania 19456

            This Application contains 23 pages (including exhibits)

    As filed with the Securities and Exchange Commission on August 18, 2016.



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                               TABLE OF CONTENTS

                                                                            PAGE

I. THE PROPOSAL ..........................................................     2
II. STATEMENT OF FACTS ...................................................     3
          A. Winton Diversified Opportunities Fund (the "Initial Fund") ..     3
          B. Winton Capital US LLC (the "Adviser") .......................     4
          C. Other Provisions ............................................     5
III. EXEMPTION REQUESTED .................................................     5
          A. The Multi-Class System ......................................     5
          B. Early Withdrawal Charge .....................................     6
          C. Asset-Based Distribution Fees ...............................     6
IV. COMMISSION AUTHORITY .................................................     6
V. DISCUSSION ............................................................     7
          A. Background                                                        7
          B. Multiple Classes of Shares -- Exemptions from Sections
             18(c) and 18(i) under the Act ...............................     8
          C. Early Withdrawal Charge .....................................    11
          D. Waivers of EWCs .............................................    13
          E. Asset-Based Distribution Fees ...............................    14
VI. APPLICANTS' CONDITION ................................................    16
VII. CONCLUSION ..........................................................    16

EXHIBITS

A        Authorizing Resolutions of Winton Diversified Opportunities Fund

B-1      Verification of Winton Diversified Opportunities Fund Pursuant to
         Rule 0-2(d)

B-2      Verification of Winton Capital US LLC Pursuant to Rule 0-2(d)

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


IN THE MATTER OF:

WINTON DIVERSIFIED OPPORTUNITIES FUND                   APPLICATION PURSUANT TO SECTION 6(C) OF
                                                        THE INVESTMENT COMPANY ACT OF 1940, AS
AND                                                     AMENDED (THE "ACT"), FOR AN ORDER
                                                        GRANTING CERTAIN EXEMPTIONS FROM THE
WINTON CAPITAL US LLC                                   PROVISIONS OF SECTIONS 18(C) AND 18(I)
                                                        THEREUNDER AND PURSUANT TO SECTIONS 6(C)
                                                        AND 23(C) OF THE ACT FOR AN ORDER GRANTING
                                                        CERTAIN EXEMPTIONS FROM RULE 23C-3
                                                        THEREUNDER AND PURSUANT TO SECTION 17(D) OF
                                                        THE ACT AND RULE 17D-1 THEREUNDER FOR AN
                                                        ORDER PERMITTING CERTAIN ARRANGEMENTS.

Investment Company Act of 1940 File No. 812-[XX]

                                I. THE PROPOSAL

          Winton Diversified Opportunities Fund (the "Initial Fund") is a registered closed-end management investment company advised by Winton Capital US LLC (the "Adviser"). The Initial Fund and the Adviser are referred to herein as the "Applicants."

          The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 of the Act; and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Fund to issue multiple classes of shares and to impose early withdrawal charges ("EWCs") and asset-based distribution fees with respect to certain classes.

          Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,(1) acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (each, a "Future Fund," and together with the Initial Fund, the "Funds"). Any

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(1) A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

of the Funds relying on this relief in the future will do so in a manner consistent with the terms and conditions of this application (the
"Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

          The Initial Fund is currently making a continuous public offering of its Class I Shares following the effectiveness of its registration statement (File Nos. 333-201801 and 811-23028) on September 15, 2015. The Initial Fund anticipates that it will continue its continuous public offering of its Class I Shares. If the requested relief is granted, the Initial Fund intends to file an amendment to its registration statement in order to continuously offer at least one additional class of shares, currently contemplated to be named "Class A Shares". Each of the Class I Shares and the Class A Shares will have its own fee and expense structure. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

          It is currently contemplated that the Initial Fund's Class A Shares may be subject to other expenses including a front-end sales charge based on the amount invested, with breakpoints generally based on the size of investment, a distribution fee, a service fee and an EWC. The Initial Fund's Class I Shares are subject to other expenses, but are not currently subject to a front-end sales charge, a distribution fee, service fee or an EWC. The Funds may in the future offer additional classes of shares and/or another sales charge structure.

          Applicants represent that any asset-based service and distribution fees for each class of shares of the Funds will comply with the provisions of NASD Rule 2830(d) (the "NASD Sales Charge Rule"). All references in the application to the NASD Sales Charge Rule include any Financial Industry Regulatory Authority ("FINRA") successor or replacement rule to the NASD Sales Charge Rule.

                             II. STATEMENT OF FACTS

A. WINTON DIVERSIFIED OPPORTUNITIES FUND (THE "INITIAL FUND")

          The Initial Fund is a Delaware statutory trust that is registered under the Act as a closed-end, diversified management investment company. The Initial Fund's primary investment objective is to seek to achieve long-term capital appreciation through compound growth.

          The Initial Fund pursues its investment objective by investing globally long and short, using leverage, in a diversified range of instruments which the Adviser believes are liquid (including exchange traded futures, options and forwards, currency forwards traded over the counter, equity securities (including common stocks of companies of any market capitalization, depositary receipts and exchange traded funds, derivatives linked to such securities (including swaps and equity index futures) and other related instruments) by following a systematic investment process that is based on statistical research. The Initial Fund either invests directly in those instruments, or indirectly by investing via a swap or via its wholly-owned subsidiary organized under the laws of the Cayman Islands which may then invest in such assets directly or indirectly. The Initial Fund's address is One Freedom Valley Drive, Oaks, Pennsylvania 19456.

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          The Initial Fund's registration statement, which was granted effectiveness by the Commission on September 15, 2015, offers Class I Shares pursuant to a continuous public offering as discussed above. If the relief requested herein is granted, the Initial Fund intends to amend its registration statement on Form N-2 to continuously offer at least one additional class of shares, preliminarily designated as Class A Shares, also as discussed above.

          The Initial Fund has adopted a fundamental policy to repurchase a specified percentage of its shares (no less than 5% and no more than 25%) at net asset value on a quarterly basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act. In order to rely on the requested relief, a Future Fund will adopt fundamental investment policies and make periodic repurchase offers to its shareholders in compliance with Rule 23c-3 or will provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act.(2) Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund as of the selected record date.

          Each Fund that operates or will operate as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL")(3).

B. WINTON CAPITAL US LLC (THE "ADVISER")

          The Adviser is a Delaware limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser serves as the Initial Fund's investment adviser pursuant to an advisory agreement (the "Investment Management Agreement"), which has been approved by the Initial Fund's Board of Trustees (the "Board"), including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the Act) of the Initial Fund and which has been approved by the Initial Fund's original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Management Agreement. Under the terms of the Investment Management Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall

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(2) Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933, as amended.
(3) A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, the EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a redemption fee which is payable to the Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund's portfolio.

management of the Initial Fund's business affairs and selecting the Initial Fund's investments according to the Initial Fund's investment objectives, policies, and restrictions. The Adviser's address is 375 Park Avenue, New York, New York 10152.

C. OTHER PROVISIONS

          From time to time the Initial Fund may create additional classes of shares, the terms of which may differ from Class I Shares and Class A Shares in the following respects: (i) the amount of fees permitted by different distribution plans or different service fee arrangements; (ii) voting rights with respect to a distribution plan of a class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in this application; (v) any differences in dividends and net asset value resulting from differences in fees under a distribution plan or in class expenses; (vi) any EWC or other sales load structure; and (vii) exchange or conversion privileges of the classes as permitted under the Act.

          Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), services fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors' fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees' fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, services and any other class expenses that may be attributable to the Class I Shares and Class A Shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

                            III. EXEMPTION REQUESTED

A. THE MULTI-CLASS SYSTEM

          Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of shares of a Fund may be deemed (i) to result in the issuance of a "senior

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security" within the meaning of Section 18(g) of the Act and thus be prohibited by Section 18(c) and (ii) to violate the equal voting provisions of Section 18(i) of the Act.

B. EARLY WITHDRAWAL CHARGE

          Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C. ASSET-BASED DISTRIBUTION FEES

          Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and service fees.

                            IV. COMMISSION AUTHORITY

          Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

          Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

          Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

          Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

                                 V. DISCUSSION

A. BACKGROUND

          In its 1992 study entitled PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY REGULATION ("PROTECTING INVESTORS"), the Commission's Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.(4) For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.

          Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In PROTECTING INVESTORS, the staff determined that, given the changes in the securities market since 1940 -- in particular the emergence of semi-liquid investment opportunities -- it was appropriate to re-examine the classification system and its regulatory requirements.(5)

          The one exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

          PROTECTING INVESTORS recognized that the rigidity of the Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.(6) The report thus concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.(7) The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

          In accordance with this recommendation, and shortly after PROTECTING INVESTORS was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.(8) The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity

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(4) SEC Staff Report, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT
COMPANY REGULATION 421 (May 1992), at 421.
(5) ID. at 424.
(6) ID. at 439-40.
(7) ID. at 424.
(8) Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing
Release").

through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.(9)

          The prime rate funds were cited in both PROTECTING INVESTORS and the Proposing Release as the prototype for the interval concept.(10) Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution fees for which the Funds seek relief. Since 1998, the Commission granted relief to the following closed-end investment companies to issue multiple classes of shares, to impose EWCs and to impose distribution and service fees, e.g., Total Income + Real Estate Fund; Multi-Strategy Growth & Income Fund; Versus Capital Multi-Manager Real Estate Income Fund LLC; Highland Capital Management, L.P.; and Allianz RCM Global EcoTrends Fund.(11)

B. MULTIPLE CLASSES OF SHARES -- EXEMPTIONS FROM SECTIONS 18(C) AND 18(I) UNDER THE ACT

          Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of shares of a Fund might be deemed (i) to result in the issuance of a "senior security"(12) within the meaning of Section 18(g) of the Act and thus be prohibited by Section 18(c) of the Act, and (ii) to violate the equal voting provisions of Section 18(i) of the Act.

          A registered closed-end investment company may have only one class of debt and only one class of stock that is a senior security. In particular,
Section 18(c) of the Act provides that "it shall be unlawful for any registered closed-end investment company to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of . . . stock may be issued in one or more series: PROVIDED, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends...." Section 18(i) provides:

----------
(9) Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.
(10) PROTECTING INVESTORS at 439-40; Proposing Release at 27.
(11) SEE ABS Long/Short Strategies Fund and ABS Investment Management LLC, Investment Company Act Rel. 32090 (April 21, 2016) (Notice) and Investment Company Act Rel. 32116 (May 18, 2016) (Order); Total Income + Real Estate Fund, et al., Investment Co. Act Rel. No. 30859 (January 15, 2014) (Notice) and Investment Co. Act Rel. No. 30912 (February 11, 2014) (Order); Multi-Strategy Growth & Income Fund, et al., Investment Co. Act Rel. No. 30860 (January 15,
2014) (Notice) and Investment Co. Act Rel. No. 30911 (February 11, 2014) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Co. Act Rel. No. 30103 (June 14, 2012) (Notice) and Investment Co. Act Rel. No. 30133 (July 10, 2012) (Order); Highland Capital Management, L.P., et al., Investment Co. Act Rel. No. 28888 (August 27, 2009) (Notice) and Investment Co. Act Rel. No. 28908 (September 22, 2009) (Order); and Allianz RCM Global EcoTrends Fund, et al., Investment Co. Act Rel. No. 27936 (August 23,
2007) (Notice) and Investment Co. Act Rel. No. 27971 (September 18, 2007).
(12) Section 18(g) of the Act defines "senior security" as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

          Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: PROVIDED, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

          The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

          Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

          By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

          Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

          The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,(13) the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.(14)


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(13) SEE Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093
(February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22,
1994) (order); SEE ALSO Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).
(14) SEE Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover,

          Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of each Fund's shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

          Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its common shares.

          In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end load. Differences among classes will, as detailed above, relate largely to differences in distribution arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of common shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.(15) Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common stock. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of common stock on those contained in Rule 18f-3.

          Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund's prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.(16) Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during

--------------------------------------------------------------------------------
any action on the 12b-1 plan (I.E., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule. (15) SEE ABS Long/Short Strategies Fund, SUPRA note 11; Total Income + Real Estate Fund, SUPRA note 11; Multi-Strategy Growth
& Income Fund, SUPRA note 11; Versus Capital Multi-Manager Real Estate Income Fund LLC, SUPRA note 11; Highland Capital Management, L.P., SUPRA note 11; and Allianz RCM Global EcoTrends Fund, SUPRA note 11.
(16) In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

the reporting period in shareholder reports(17) and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.(18) Each Fund will include these disclosures in its shareholder reports and prospectus.

          Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund's shares comply with such requirements in connection with the distribution of such Fund's shares.

          In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.(19) Applicants will comply with all such applicable disclosure requirements.

          The requested relief is similar to the exemptions discussed above granted by the Commission to the ABS Long/Short Strategies Fund, Total Income + Real Estate Fund, Multi-Strategy Growth & Income Fund and Versus Capital Multi-Manager Real Estate Income Fund LLC, Highland Capital Management, L.P.; and Allianz RCM Global EcoTrends Fund.(20) Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C. EARLY WITHDRAWAL CHARGE

          Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

          Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs on shares submitted for repurchase that have been held for less than a specified period. The Funds may seek to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds may assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges will be paid to the distributor and are functionally


----------
(17) Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).
(18) Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).
(19) Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1
2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). SEE ALSO Rules 12d1-1, ET SEQ. of the Act.
(20) ABS Long/Short Strategies Fund, SUPRA note 11; Total Income + Real Estate Fund, SUPRA note 11; Multi-Strategy Growth & Income Fund, SUPRA note 11; Versus Capital Multi-Manager Real Estate Income Fund LLC, SUPRA note 11; Highland Capital Management, L.P., SUPRA note 11; and Allianz RCM Global EcoTrends Fund, SUPRA note 11.

similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the Initial Fund does for its common shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

          In the Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition" of CDSLs.(21) The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds,

          Such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].(22)

          Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase,
(ii) the terms of the sales load comply with the provisions of the NASD Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

          With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.(23) Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

----------
(21) Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date..... The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."
(22) ID.
(23) Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.

          Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.(24) The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.(25) There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning contingent deferred sales charges as if the Fund were an open-end investment company.

          As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the NASD Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and distribution fees pursuant to plans that are designed to meet the requirements of the NASD Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

          The Commission has previously granted the same type of exemptive relief requested herein.(26) In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D. WAIVERS OF EWCS

          Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers, scheduled variations, or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. The shares that benefit from such waivers are less likely to be the cause of rapid turnover in shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Future Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection with a number of additional

----------
(24) SEE Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.
(25) SEE Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).
(26) SEE ABS Long/Short Strategies Fund, SUPRA note 11; Total Income + Real Estate Fund, SUPRA note 11; Multi-Strategy Growth & Income Fund, SUPRA note 11; Versus Capital Multi-Manager Real Estate Income Fund LLC, SUPRA note 11; Highland Capital Management, L.P., SUPRA note 11; and Allianz RCM Global EcoTrends Fund, SUPRA note 11.

circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances;
(ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Fund, the waiver of the EWC works to shareholders' advantage while not harming the distributor economically.

          In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."(27) In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.(28) Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.(29) The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

          Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards. For the reasons stated above, Applicants submit that the exemptions requested under
Section 6(c) are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

E. ASSET-BASED DISTRIBUTION FEES

          Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution fees (in

----------
(27) Investment Co. Act Rel. No. 14390 (February 2, 1985).
(28) ID.
(29) Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

a manner analogous to Rule 12b-1 fees for an open-end investment company). (30)
Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose a distribution fee.

          Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

          In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.
Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

          The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

          Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,(31) it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated as follows:

          The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of
          Section 17(d) and Rule 17d-3 of the Act. The Commission's only comment is that to the extent that arrangements in which a fund pays

----------
(30) Applicants do not concede that Section 17(d) applies to the asset-based distribution fees discussed herein, but requests this exemption to eliminate any uncertainty.
(31) See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

          for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.(32)

          As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any
Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its shares should be resolved by the Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (I.E., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

                           VI. APPLICANTS' CONDITION

          Applicants agree that any order granting the requested relief will be subject to the following condition:

          Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the NASD Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

                                VII. CONCLUSION

          For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will insure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

          Applicants submit that the exemptions requested conform substantially to the precedent cited herein.(33)


----------
(32) ID.
(33) SEE ABS Long/Short Strategies Fund, SUPRA note 11; Total Income + Real Estate Fund, SUPRA note 11; Multi-Strategy Growth & Income Fund, SUPRA note 11; Versus Capital Multi-Manager Real Estate Income Fund LLC, SUPRA note 11; Highland Capital Management, L.P., SUPRA note 11; and Allianz RCM Global EcoTrends Fund, SUPRA note 11.

          As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this application have been complied with in accordance with the governing documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund's Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibits B-1 and B-2 to this Application.

          Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is One Freedom Valley Drive, Oaks, Pennsylvania 19456 (for the Initial Fund) and 375 Park Avenue, New York, New York 10152 (for the Adviser) and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

                  [REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

                                   SIGNATURES

          IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 18th day of August, 2016.

                                   WINTON DIVERSIFIED OPPORTUNITIES FUND

                                   By:    /s/ Dianne Descoteaux
                                          ---------------------

                                   Name:  Dianne Descoteaux

                                   Title: Vice President and Secretary

                                   WINTON CAPITAL US LLC

                                   By: /s/ Brigid Rentoul
                                       ------------------

                                   Name: Brigid Rentoul

                                   Title: Director of Winton Group Limited, sole
                                          member of Winton Capital US LLC


                  [REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

                                 EXHIBIT INDEX

Exhibit No.

A        Authorizing Resolutions of Winton Diversified Opportunities Fund

B-1      Verification of Winton Diversified Opportunities Fund Pursuant to
         Rule 0-2(d)

B-2      Verification of Winton Capital US LLC Pursuant to Rule 0-2(d)

                                   EXHIBIT A

                     WINTON DIVERSIFIED OPPORTUNITIES FUND
                  RESOLUTIONS ADOPTED BY THE BOARD OF TRUSTEES
                              ON DECEMBER 10, 2015

                  AUTHORIZATION TO FILE EXEMPTIVE APPLICATION

VOTED: That the proper officers of the Winton Diversified Opportunities Fund (the "Trust") be, and each of them hereby is, authorized and directed to prepare, execute and submit for filing with the SEC an application (the "Exemptive Application"), and any amendments thereto, for an order granting exemptions from the appropriate provisions of the 1940 Act and rules thereunder that would allow the Trust to offer investors multiple classes of shares with varying sales loads, asset-based service and/or distribution fees, early withdrawal charges and/or such other features that such officer or officers may deem to be necessary or appropriate, the filing of such Exemptive Application or amendment thereto being conclusive evidence of the necessity or propriety thereof.

VOTED: That the proper officers of the Trust be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such documents, for and on behalf of the Trust, that such officer or officers may deem necessary or appropriate in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Trust, and otherwise to effectuate each of the foregoing, and to carry out the purposes thereof, the taking of any such action and the execution and delivery of any such document by any such officer or officers being conclusive evidence of the necessity or propriety thereof.

                                  EXHIBIT B-1

                     WINTON DIVERSIFIED OPPORTUNITIES FUND
                      VERIFICATION PURSUANT TO RULE 0-2(D)

          The undersigned states that she has duly executed the attached application dated August 18, 2016 for and on behalf of Winton Diversified Opportunities Fund in her capacity as Vice President and Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By: /s/ Dianne Descoteaux
    ---------------------
Name: Dianne Descoteaux
Title: Vice President and Secretary

                                  EXHIBIT B-2

                             WINTON CAPITAL US LLC
                      VERIFICATION PURSUANT TO RULE 0-2(D)

          The undersigned states that she has duly executed the attached application dated August 18, 2016 for and on behalf of Winton Capital US LLC in her capacity as Director of Winton Group Limited, sole member of Winton Capital US LLC, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By: /s/ Brigid Rentoul
    ------------------
Name: Brigid Rentoul
Title: Director of Winton Group Limited,
Sole member of Winton Capital US LLC